UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 To
SCHEDULE 13E-3
(RULE 13E-100)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

724 SOLUTIONS INC.
(Name of the Issuer)

724 SOLUTIONS INC.
724 HOLDINGS, INC.
AUSTIN VENTURES VI, L.P.
AUSTIN VENTURES VI AFFILIATES FUND, L.P.
AUSTIN VENTURES VIII, L.P.
AV PARTNERS VI, L.P.
AV PARTNERS VIII, L.P.
JOSEPH C. ARAGONA
KENNETH P. DEANGELIS
JEFFERY C. GARVEY
EDWARD E. OLKKOLA
CHRISTOPHER A. PACITTI
JOHN D. THORNTON
BLAINE F. WESNER
BENJAMIN L. SCOTT
JOHN J. SIMS

(Name of Person(s) Filing Statement)

Common Shares, No Par Value
(Title of Class of Securities)

81788Q 20 9
(CUSIP Number of Class of Securities)

Kevin Kunz, Chief Financial Officer Austin Ventures 300 West Sixth Street, Suite 2300 Austin, Texas 78701 (512) 485-1900	Stephen Morrison, Chief Financial Officer 724 Solutions Inc. 1221 State Street, Suite 200 Santa Barbara, California 93101 (805) 884-8308
(Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
John J. Gilluly III, PC DLA Piper Rudnick Gray Cary US LLP 1221 South MoPac Expressway, Suite 400 Austin, TX 78746-6875 (512) 457-7090	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, California 94105-2482 (415) 268-7000

        This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1934.
c.	☐	A tender offer.
d.	☒	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$18,502,157	$1,979.73
*
Calculated solely for the purpose of determining the filing fee.The transaction value was determined by adding (x) the product of (i) the number of common shares of 724 Solutions Inc. that are proposed to be acquired and (ii) the consideration of $3.34 in cash, plus (y) 42,481 expected to be paid to holders of stock options with an exercise price of less than $3.34 per share granted by 724 Solutions to purchase common shares in connection with the cancellation of such options ((x) and (y) together, the "Transaction Value"). The amount of the filing fee, was calculated by multiplying the Transaction Value by 0.000107 in accordance with Exchange Act Rule 0-11(c)(1).

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,979.73

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Parties: 724 Solutions Inc.

Date Filed: April 21, 2006

Introduction

        This Amendment No. 5 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3"), amending the Rule 13E-3 Transaction Statement on Schedule 13E-3 initially filed on April 21, 2006, and amended on June 7, 2006, June 21, 2006, July 6, 2006 and July 17, 2006 is being filed with the Securities and Exchange Commission (the "SEC") by (1) 724 Solutions Inc., a corporation organized under the laws of Ontario ("724 Solutions" or the "Company"), (2) 724 Holdings, Inc., a Delaware corporation ("Holdings"), (3) Austin Ventures VI, L.P., a Delaware limited partnership, (4) Austin Ventures VI Affiliates Fund, L.P., a Delaware limited partnership, (5) Austin Ventures VIII, L.P., a Delaware limited partnership, (6) AV Partners VI, L.P., a Delaware limited partnership, (7) AV Partners VIII, L.P., a Delaware limited partnership, (8) Joseph C. Aragona, (9) Kenneth P. DeAngelis, (10) Jeffery C. Garvey, (11) Edward E. Olkkola, (12) Christopher A. Pacitti, (13) John D. Thornton, (14) Blaine F. Wesner, (15) Benjamin L. Scott and (16) John J. Sims. References in this Schedule 13E-3 to "Austin Ventures" are to Austin Ventures VIII, L.P., Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P. References in this Schedule 13E-3 to the "Austin Ventures Parties" are to Holdings, Austin Ventures, AV Partners VI, L.P., AV Partners VIII, L.P., Joseph C. Aragona, Kenneth P. Deangelis, Jeffery C. Garvey, Edward E. Olkkola, Christopher A. Pacitti, John D. Thornton, Blaine F. Wesner and Benjamin L. Scott, collectively. This final amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

Item 15.    Additional Information (Regulation M-A Item 1011).

         (b)  Other Material Information.

        Item 15(b) is hereby amended and supplemented as follows:

        At the annual and special securityholder meeting held on August 8, 2006, the Arrangement Resolution and the Continuance Resolution were each approved by the requisite vote of the Company's securityholders. The Company obtained the Final Order at a hearing held on August 14, 2006. The Company filed articles of arrangement under the OBCA on August 15, 2006, at which time the arrangement became effective. Under the terms of the plan of arrangement, the following events occurred on such date:

  •
  each in-the-money option was cancelled by the Company in exchange for a cash payment from the Company in an amount equal to, for each option, the difference between $3.34 and the exercise price of that in-the-money option (less any required withholding taxes);

  •
  each option outstanding immediately prior to the Effective Time, other than an in-the-money option, was terminated, became null and void, and ceased to represent a right to receive any common shares;

  •
  each outstanding common share held by a shareholder, other than Austin Ventures, Holdings or John J. Sims, was transferred by the holder to Holdings without any further authorization, act or formality, in exchange for a cash payment from Holdings in the amount of $3.34 per common share; and

  •
  John J. Sims contributed his Company common shares in exchange for shares of convertible preferred stock of Holdings.

        On August 15, 2006, the Company's common shares ceased to trade on the Pink Sheets, and the Company filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission. The Company's common shares will cease trading on the Toronto Stock Exchange following the closing.

Item 16.    Exhibits (Regulation M-A Item 1016).

        (a)(1)    Definitive Management Information Circular and Proxy Statement on Schedule 14A (the "Proxy Statement") filed with the Securities and Exchange Commission on July 17, 2006.

        (a)(2)    Form of Proxy Card for Shareholders, filed with Exhibit (a)(1) hereto.

        (a)(3)    Form of Proxy Card for Holders of In-the-Money Options, filed with Exhibit (a)(1) hereto.

        (c)(1)    Fairness Opinion, dated April 6, 2006, of Thomas Weisel Partners LLC, included as Appendix H of Exhibit(a)(1) hereto.

        *(c)(2)    Presentation, dated April 4, 2006, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(3)    Presentation, dated February 10, 2006, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(4)    Presentation, dated August 9, 2005, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(5)    Potential Buyers Contact Summary, dated January 26, 2006, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        * **(c)(6)    Potential Buyers Contact Summary, dated January 11, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(7)    Potential Buyers Contact Summary, dated December 16, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(8)    Potential Buyers Contact Summary, dated December 13, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(9)    Potential Buyers Contact Summary, dated December 1, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(10)    Potential Buyers Contact Summary, dated November 29, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(11)    Potential Buyers Contact Summary, dated November 22, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(12)    Potential Buyers Contact Summary, dated November 17, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(13)    Potential Buyers Contact Summary, dated November 15, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        (c)(14)    Formal Valuation of Paradigm Capital Inc., included as Appendix I of Exhibit (a)(1) hereto.

        (d)(1)    Arrangement Agreement, between 724 Solutions Inc., 724 Holdings, Inc. and Austin Ventures VIII L.P., included as Appendix C of Exhibit(a)(1) hereto.

        (d)(2)    Secured Convertible Note Purchase Agreement, dated May 14, 2004 (the "Purchase Agreement"), among 724 Solutions Inc., 724 Solutions Software Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(3)    Registration Rights Agreement, dated May 14, 2004, among the Registrant, Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P.

(Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(4)    Security Agreement, dated May 14, 2004, among the Registrant, 724 Solutions Software, Inc., 724 Solutions (US), Inc., 724 Solutions International, Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(5)    Guaranty, dated May 14, 2004, among 724 Solutions (US), Inc., 724 Solutions International, Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(6)    Deferral Agreement, by and among 724 Solutions Inc., 724 Solutions Software Inc., and the lenders identified on the Purchase Agreement. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on April 10, 2006)

        *(d)(7)    Power of Attorney, dated June 6, 2006, signed by Joseph C. Aragona, Kenneth P. DeAngelis, Jeffrey C. Garvey, Edward E. Olkkola, Christopher A. Pacitti, John D. Thornton and Blaine F. Wesner, authorizing Kevin Kunz to sign amendments to this Schedule 13E-3 on their behalf.

        *(d)(8)    Power of Attorney, dated June 19, 2006, signed by Benjamin L. Scott, authorizing Kevin Kunz to sign amendments to this Schedule 13E-3 on his behalf.

        *(d)(9)    Rollover Agreement, dated June 20, 2006, signed by John J. Sims and 724 Holdings, Inc.

        (d)(10)    Power of Attorney, dated August 1, 2006, signed by John J. Sims, authorizing Stephen Morrison to sign amendments to this Schedule 13E-3 on his behalf.

        (f)(1)    Rights of Dissenting Shareholder, dated April 6, 2006, included as Appendix G of Exhibit (a)(1) hereto.

        (g)    None.

*
Previously filed.

**
Presentation is incorrectly dated January 11, 2005; it should be dated and was presented on January 11, 2006.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	724 SOLUTIONS INC.
	By:	/s/ 724 SOLUTIONS INC. Name: Stephen Morrison Title: Chief Financial Officer

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	724 HOLDINGS, INC.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: President & Chief Executive Officer

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	AUSTIN VENTURES VI, L.P.
	By:	AV PARTNERS VI, L.P.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: General Partner

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	AUSTIN VENTURES VI AFFILIATES FUND, L.P.
	By:	AV PARTNERS VI, L.P.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: General Partner

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	AUSTIN VENTURES VIII, L.P.
	By:	AV PARTNERS VIII, L.P.

	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: General Partner

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	AV PARTNERS VI, L.P.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: General Partner

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	AV PARTNERS VIII, L.P.
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona Title: General Partner

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	JOSEPH C. ARAGONA
	By:	/s/ JOSEPH C. ARAGONA Name: Joseph C. Aragona

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	KENNETH P. DEANGELIS
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	JEFFERY C. GARVEY
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	EDWARD E. OLKKOLA
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	CHRISTOPHER A. PACITTI
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	JOHN D. THORNTON
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	BLAINE F. WESNER
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	BENJAMIN L. SCOTT
	By:	/s/ KEVIN KUNZ Name: Kevin Kunz Title: Chief Financial Officer/Attorney-In-Fact

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 15, 2006	JOHN J. SIMS
	By:	/s/ STEPHEN MORRISON Name: Stephen Morrison Title: Attorney-In-Fact

EXHIBIT INDEX

        (a)(1)    Definitive Management Information Circular and Proxy Statement on Schedule 14A (the "Proxy Statement") filed with the Securities and Exchange Commission on July 17, 2006.

        (a)(2)    Form of Proxy Card for Shareholders, filed with Exhibit (a)(1) hereto.

        (a)(3)    Form of Proxy Card for Holders of In-the-Money Options, filed with Exhibit (a)(1) hereto.

        (c)(1)    Fairness Opinion, dated April 6, 2006, of Thomas Weisel Partners LLC, included as Appendix H of Exhibit(a)(1) hereto.

        *(c)(2)    Presentation, dated April 4, 2006, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(3)    Presentation, dated February 10, 2006, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(4)    Presentation, dated August 9, 2005, prepared by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(5)    Potential Buyers Contact Summary, dated January 26, 2006, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        * **(c)(6)    Potential Buyers Contact Summary, dated January 11, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(7)    Potential Buyers Contact Summary, dated December 16, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(8)    Potential Buyers Contact Summary, dated December 13, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(9)    Potential Buyers Contact Summary, dated December 1, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(10)    Potential Buyers Contact Summary, dated November 29, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(11)    Potential Buyers Contact Summary, dated November 22, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(12)    Potential Buyers Contact Summary, dated November 17, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        *(c)(13)    Potential Buyers Contact Summary, dated November 15, 2005, presented by Thomas Weisel Partners LLC for the Special Committee of the Board of Directors of 724 Solutions Inc.

        (c)(14)    Formal Valuation of Paradigm Capital Inc., included as Appendix I of Exhibit (a)(1) hereto.

        (d)(1)    Arrangement Agreement, between 724 Solutions Inc., 724 Holdings, Inc. and Austin Ventures VIII L.P., included as Appendix C of Exhibit(a)(1) hereto.

        (d)(2)    Secured Convertible Note Purchase Agreement, dated May 14, 2004 (the "Purchase Agreement"), among 724 Solutions Inc., 724 Solutions Software Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(3)    Registration Rights Agreement, dated May 14, 2004, among the Registrant, Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P.

(Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(4)    Security Agreement, dated May 14, 2004, among the Registrant, 724 Solutions Software, Inc., 724 Solutions (US), Inc., 724 Solutions International, Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(5)    Guaranty, dated May 14, 2004, among 724 Solutions (US), Inc., 724 Solutions International, Inc., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., and Austin Ventures VIII, L.P. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on May 18, 2004.)

        (d)(6)    Deferral Agreement, by and among 724 Solutions Inc., 724 Solutions Software Inc., and the lenders identified on the Purchase Agreement. (Incorporated by reference to 724 Solutions Inc.'s Current Report on Form 8-K, filed on April 10, 2006)

        *(d)(7)    Power of Attorney, dated June 6, 2006, signed by Joseph C. Aragona, Kenneth P. DeAngelis, Jeffrey C. Garvey, Edward E. Olkkola, Christopher A. Pacitti, John D. Thornton and Blaine F. Wesner, authorizing Kevin Kunz to sign amendments to this Schedule 13E-3 on their behalf.

        *(d)(8)    Power of Attorney, dated June 19, 2006, signed by Benjamin L. Scott, authorizing Kevin Kunz to sign amendments to this Schedule 13E-3 on his behalf.

        *(d)(9)    Rollover Agreement, dated June 20, 2006, signed by John J. Sims and 724 Holdings, Inc.

        (d)(10)    Power of Attorney, dated August 1, 2006, signed by John J. Sims, authorizing Stephen Morrison to sign amendments to this Schedule 13E-3 on his behalf.

        (f)(1)    Rights of Dissenting Shareholder, dated April 6, 2006, included as Appendix G of Exhibit (a)(1) hereto.

        (g)    None.

*
Previously filed.

**
Presentation is incorrectly dated January 11, 2005; it should be dated and was presented on January 11, 2006.